# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KIMBELL ROYALTY PARTNERS, LP, CIK 0001657788
CUSIP: 49435R102
Title of class of securities: Common Units Representing Limited Partner Interests
Address of issuer's principal executive offices: 777 TAYLOR ST., SUITE 810, FORT WORTH, Texas (TX), 76102
Date of event which requires filing of this statement: 03/06/2026
Filed by CIK 0001726182
Persons authorized to receive notices and communications: Douglas E. Swanson, Jr., EnCap Investments L.P., 9651 Katy Freeway, Suite 600, Houston, Texas (TX), 77024, (713) 659-6100; W. Matthew Strock, Vinson & Elkins L.L.P., 845 Texas Avenue, Suite 4700, Houston, Texas (TX), 77002, (713) 758-2222

## Reporting persons
- MB Minerals, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,381,757; sole dispositive power 0; shared dispositive power 3,381,757; aggregate amount beneficially owned 3,381,757 (3.4% of the class)
  Comment: Boxes 8, 10 and 11 - MB Minerals, L.P. ("MB Minerals") is the direct holder of 3,381,757 common units ("OpCo Common Units") representing limited liability company interests in Kimbell Royalty Operating, LLC, a Delaware limited liability company ("OpCo"), and an equivalent number of Class B units ("Class B Units") representing limited partner interests in Kimball Royalty Partners, LP, a Delaware limited partnership (the "Issuer"), which together are exchangeable for an equal number of common units representing limited partner interests ("Common Units") in the Issuer. Opco Common Units, Class B Units and Common Units are collectively referred to herein as "Securities."
  
  Box 13 - This calculation is based on an assumed combined total of 99,559,213 Common Units outstanding. This assumed combined total outstanding consists of (a) a total of 94,189,995 Common Units, based on 793,507 Common Units issued to directors and officers of the Issuer on February 24, 2026, and 93,396,488 Common Units outstanding as of February 20, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2026 (the "Annual Report") and (b) assumes that all 5,369,218 Class B Units directly held by MB Minerals as of February 20, 2026 (along with an equivalent number of OpCo Common Units, but no other of the Class B Units or OpCo Common Units) were exchanged for newly-issued Common Units on a one-for-one basis. There were a total of 14,491,540 Class B Units outstanding as of February 20, 2026, as reported by the Issuer in its Annual Report.
- Sabalo Midland Basin, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,381,757; sole dispositive power 0; shared dispositive power 3,381,757; aggregate amount beneficially owned 3,381,757 (3.4% of the class)
  Comment: Boxes 8, 10 and 11 - Sabalo Midland Basin, Inc., a Delaware corporation ("Sabalo Midland Basin"), is the general partner of MB Minerals. MB Minerals directly holds 3,381,757 OpCo Common Units and an equivalent number of Class B Units, which together are exchangeable for an equal number of Common Units in the Issuer. Therefore, Sabalo Midland Basin may be deemed to beneficially own all of the reported Securities that are deemed to be beneficially owned by MB Minerals. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  Box 13 - This calculation is based on an assumed combined total of 99,559,213 Common Units outstanding. This assumed combined total outstanding consists of (a) a total of 94,189,995 Common Units, based on 793,507 Common Units issued to directors and officers of the Issuer on February 24, 2026, and 93,396,488 Common Units outstanding as of February 20, 2026, as reported by the Issuer in its Annual Report and (b) assumes that all 5,369,218 Class B Units directly held by MB Minerals as of February 20, 2026 (along with an equivalent number of OpCo Common Units, but no other of the Class B Units or OpCo Common Units) were exchanged for newly-issued Common Units on a one-for-one basis. There were a total of 14,491,540 Class B Units outstanding as of February 20, 2026, as reported by the Issuer in its Annual Report.
- EnCap Energy Capital Legacy Fund VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 2,860,686; sole dispositive power 0; shared dispositive power 2,860,686; aggregate amount beneficially owned 2,860,686 (3.04% of the class)
  Comment: Box 13 - This calculation is based on a total of 94,189,995 Common Units outstanding, based on 793,507 Common Units issued to directors and officers of the Issuer on February 24, 2026, and 93,396,488 Common Units outstanding as of February 20, 2026, as reported by the Issuer in its Annual Report.
- EnCap Energy Capital Fund IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 3,381,757; sole dispositive power 0; shared dispositive power 3,381,757; aggregate amount beneficially owned 3,381,757 (3.4% of the class)
  Comment: Boxes 8, 10 and 11 - EnCap Energy Capital Fund IX, L.P., a Texas limited partnership ("EnCap Fund IX"), is the sole stockholder of Sabalo Midland Basin, which is the general partner of MB Minerals. MB Minerals directly holds 3,381,757 OpCo Common Units and an equivalent number of Class B Units, which together are exchangeable for an equal number of Common Units in the Issuer. Therefore, EnCap Fund IX may be deemed to beneficially own all of the reported Securities that are deemed to be beneficially owned by MB Minerals. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  Box 13 - This calculation is based on an assumed combined total of 99,559,213 Common Units outstanding. This assumed combined total outstanding consists of (a) a total of 94,189,995 Common Units, based on 793,507 Common Units issued to directors and officers of the Issuer on February 24, 2026, and 93,396,488 Common Units outstanding as of February 20, 2026, as reported by the Issuer in its Annual Report and (b) assumes that all 5,369,218 Class B Units directly held by MB Minerals as of February 20, 2026 (along with an equivalent number of OpCo Common Units, but no other of the Class B Units or OpCo Common Units) were exchanged for newly-issued Common Units on a one-for-one basis. There were a total of 14,491,540 Class B Units outstanding as of February 20, 2026, as reported by the Issuer in its Annual Report.
- EnCap Partners GP, LLC (CIK 0001726182): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 6,242,443; sole dispositive power 0; shared dispositive power 6,242,443; aggregate amount beneficially owned 6,242,443 (6.27% of the class)
  Comment: Boxes 8, 10 and 11 - Includes 2,860,686 Common Units that are held of record by EnCap Energy Capital Legacy Fund VIII, L.P. ("EnCap Legacy Fund VIII"), and 3,381,757 Class B Units (and an equivalent number of OpCo Common Units) that are held of record by MB Minerals. EnCap Partners GP is the sole general partner of EnCap Partners, LP, which is the managing member of EnCap Investments Holdings, LLC, a Delaware limited liability company, which is the sole member of EnCap Investments GP, L.L.C., a Delaware limited liability company, which is the general partner of EnCap Investments L.P., which is the general partner of EnCap Equity Fund VIII GP, L.P. and EnCap Equity Fund IX GP, L.P., a Delaware Limited partnership, which are the sole general partners of EnCap Legacy Fund VIII and EnCap Fund IX, respectively. EnCap Fund IX is the sole stockholder of Sabalo Midland Basin, which is the general partner of MB Minerals. Therefore, EnCap Partners GP, through its indirect ownership and management of EnCap Legacy Fund VIII and MB Minerals, may be deemed to share the right to direct the vote or disposition of the reported Securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Securities for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  Box 13 - This calculation is based on an assumed combined total of 99,559,213 Common Units outstanding. This assumed combined total outstanding consists of (a) a total of 94,189,995 Common Units, based on 793,507 Common Units issued to directors and officers of the Issuer on February 24, 2026, and 93,396,488 Common Units outstanding as of February 20, 2026, as reported by the Issuer in its Annual Report and (b) assumes that all 5,369,218 Class B Units directly held by MB Minerals as of February 20, 2026 (along with an equivalent number of OpCo Common Units, but no other of the Class B Units or OpCo Common Units) were exchanged for newly-issued Common Units on a one-for-one basis. There were a total of 14,491,540 Class B Units outstanding as of February 20, 2026, as reported by the Issuer in its Annual Report.

## Item 1. Security and Issuer
Title of class of securities: Common Units Representing Limited Partner Interests
Name of issuer: KIMBELL ROYALTY PARTNERS, LP
Address of issuer's principal executive offices: 777 TAYLOR ST., SUITE 810, FORT WORTH, Texas (TX), 76102
Comment: This Amendment No. 5 (this "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 4, 2019 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on April 1, 2022 ("Amendment No. 1"), as further amended by Amendment No. 2 filed on July 29, 2022 ("Amendment No. 2"), as further amended by Amendment No. 3 filed on October 26, 2022 ("Amendment No. 3") and as further amended by Amendment No. 4 filed on May 19, 2023 ("Amendment No. 4" and, together with the Original Schedule 13D, as so amended, the "Schedule 13D").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The aggregate number and percentage of Common Units beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: For purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), EnCap Partners GP, through its direct and indirect ownership and management of MB Minerals, Sabalo Midland Basin, EnCap Legacy Fund VIII and EnCap Fund IX, may be deemed to share the right to direct the vote or the disposition of the Common Units and OpCo Common Units (and an equal number of Class B Units) held of record by EnCap Legacy Fund VIII and MB Minerals, respectively, and thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own the Common Units and OpCo Common Units (and an equal number of Class B Units) held by EnCap Legacy Fund VIII and MB Minerals, respectively. The Securities held by the EnCap Entities represent approximately 6.27% of the outstanding Common Units (calculated based on an assumed combined 99,559,213 Common Units outstanding, which consists of (a) a total of 94,189,995 Common Units, based on 793,507 Common Units issued to directors and officers of the Issuer on February 24, 2026, and 93,396,488 Common Units outstanding as of February 20, 2026, as reported by the Issuer in its Annual Report and (b) assumes that all 5,369,218 Class B Units directly held by MB Minerals as of February 20, 2026 (along with an equivalent number of OpCo Common Units, but no other of the Class B Units or OpCo Common Units) were exchanged for newly-issued Common Units on a one-for-one basis). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Common Units or Class B Units (and OpCo Common Units) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons or, to their knowledge, any of its directors, executive officers or other control persons named on Schedule A, Schedule B, Schedule C or Schedule D attached hereto, has effected any transaction in the Common Units during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported on this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- MB Minerals, L.P.: Sabalo Midland Basin, Inc., General Partner (03/09/2026)
- MB Minerals, L.P.: /s/ Douglas E. Swanson, Douglas E. Swanson/Authorized Person (03/09/2026)
- Sabalo Midland Basin, Inc.: /s/ Douglas E. Swanson, Douglas E. Swanson/Authorized Person (03/09/2026)
- EnCap Energy Capital Legacy Fund VIII, L.P.: EnCap Equity Fund VII GP, L.P., General Partner (03/09/2026)
- EnCap Energy Capital Legacy Fund VIII, L.P.: EnCap Investments L.P., General Partner (03/09/2026)
- EnCap Energy Capital Legacy Fund VIII, L.P.: EnCap Investments GP, L.L.C., General Partner (03/09/2026)
- EnCap Energy Capital Legacy Fund VIII, L.P.: /s/ Douglas E. Swanson, Douglas E. Swanson/Managing Partner (03/09/2026)
- EnCap Energy Capital Fund IX, L.P.: EnCap Equity Fund IX GP, L.P., General Partner (03/09/2026)
- EnCap Energy Capital Fund IX, L.P.: EnCap Investments L.P., General Partner (03/09/2026)
- EnCap Energy Capital Fund IX, L.P.: EnCap Investments GP, L.L.C., General Partner (03/09/2026)
- EnCap Energy Capital Fund IX, L.P.: /s/ Douglas E. Swanson, Douglas E. Swanson/Managing Partner (03/09/2026)
- EnCap Partners GP, LLC: /s/ Douglas E. Swanson, Douglas E. Swanson/Managing Partner (03/09/2026)